Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 12, 2018

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Tortoise Global Water ESG Fund (S000056225)

Dear Mr. Be:

The purpose of this letter is to respond to the comments you provided on May 23, 2018 and in subsequent telephone conversations regarding the Trust’s Post-Effective Amendment (“PEA”) No. 354 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of making material changes to the Tortoise Water Fund, (the “Fund”), a series of the Trust, including changing the name of the Fund to the Tortoise Global Water ESG Fund. PEA No. 354 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on April 6, 2018.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.
The Fund’s name includes the word “Global.” Please expressly describe how the Fund intends to invests its assets in investments that are tied economically to a number of countries throughout the world.  For example, the Fund may consider including a policy that under normal market conditions, the Fund will invest at least 40% of its assets in companies organized or located in multiple countries outside of the United States, or who are doing a substantial amount of business in such countries. The Staff notes that the Fund had only invested approximately 13% of its assets in non-United States companies as of November 30, 2017.

The Trust responds by adding the following language to the second paragraph under “Principal Investment Strategies on page 2 of the Prospectus:

“To be included in the Underlying Index, a company must be a Water Company that is listed on a developed country stock exchange. Tortoise Index Solutions, LLC (the “Adviser”), the Fund’s investment adviser, considers Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States to be developed countries. The Underlying Index may include small and medium capitalization companies. Under normal market conditions, the Fund anticipates investing at least 40% of its assets in companies organized in multiple countries outside of the United States, in companies whose principal listing exchange is outside the United States, or in companies doing a substantial amount of business outside the United States.”

2.	The Staff notes that because the Fund’s new name includes “Water” and “ESG”, the Fund will be required to invest at least 80% of its assets in both Water Companies and ESG companies.

The Trust agrees with the Staff’s position with respect to Water Companies and the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Water Companies as defined in the Prospectus.

The Trust respectfully disagrees with the Staff position with respect to the applicability of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Name Rule”) to the use of ESG in the Fund’s name. The Trust notes that the Name Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. The SEC Staff, however, stated in the releases proposing and adopting the Name Rule that the rule does not apply to a fund name that connotes a type of investment strategy. The Trust notes that the term “ESG” in the Portfolio’s name refers to the Portfolio’s investment strategy, pursuant to which the Adviser employs screens, as described in the Prospectus, to identify companies, across all capitalizations and industries, with a focus on ESG matters. Nonetheless, the Trust note that the Fund’s principal investment strategies require it to invest at least 80% of its net assets in in common stocks and ADRs of companies that comprise the New Underlying Index, which will be comprised of securities that meet the required ESG score for inclusion.

The Trust also notes that the adopting release for the Name Rule states that “[I]ndex funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” The Fund will comply with that guidance.

Although the Trust disagrees with the Staff position on the applicability of the Name Rule to ESG in the Fund’s name, the Fund will adopt an 80% policy with respect to investments in companies meeting the Underlying Index methodology’s ESG score criteria and will amend the second paragraph under “Principal Investment Strategies on page 2 of the Prospectus as follows:

“Lastly, eligible constituents must have a minimum Environmental, Social and Governance (“ESG”) score as determined by the index committee that governs the Underlying Index (the “Tortoise Index Committee”).  The Fund will invest at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in companies that have the minimum ESG score required by the Underlying Index methodology. ESG scores are provided by Sustainalytics, with which the Adviser has a contractual relationship. Sustainalytics is an independent global provider of ESG and corporate governance research. The Underlying Index methodology currently requires a minimum ESG score of 48 for inclusion in the Underlying Index and a minimum score of 40 to remain in the Underlying Index.

3.	Within the Portfolio Turnover section, please consider deleting the sentence “Information on fund portfolio turnover will be noted once the fund has an operating history.”

The Trust responds by making the requested revision.

4.
Within the Principal Investment Strategies section of the Prospectus, the Staff notes that for the purpose of compliance with the Fund’s policy of investing at least 80% of its net assets in Water Companies, the Staff believes that Water Companies should be required to derive at least 50% of their revenues from either water infrastructure or water equipment and/or services. The Staff would be willing to consider that a company could be considered a Water Company if it derived at least 40% of its revenues from water infrastructure or water equipment and/or services and satisfied a second test to demonstrate the company was a significant participant in water-related activities.

The Trust believes the definition of Water Company as disclosed in the Prospectus is consistent with the requirements of the Name Rule.  The Trust notes that the Name Rule does not require the 50% revenue criteria articulated by the Staff and the Trust is not aware of any other binding rule or regulation that would require such a revenue requirement. The Trust further notes that Footnote 43 to the adopting release for the Name Rule states that “as a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The Trust believes that the Underlying Index’s definition of a “Water Company” is reasonable. The current revenue criterion requires that a company generate a substantial portion of its revenues from water infrastructure or water equipment and/or services in order to meet the definition of Water Company, as disclosed in the Prospectus.

The Trust further notes that question 8 of the Staff-released frequently asked questions on the Name Rule states that “in determining whether a particular name is misleading, the Division considers whether the name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund's intended investments or the risks of those investments.” With respect to the Water Fund, the Trust believes there is a low probability that a reasonable investor would conclude the Fund invests in a manner inconsistent with the Water Fund’s stated investment strategies. As a passive ETF, the Fund’s stated investment objective is to seek returns that correspond to the performance of the Underlying Index by investing in the securities that comprise the Underlying Index. The Underlying Index’s constituent eligibility criteria are clearly articulated in the Prospectus.

Additionally, the Trust notes that several currently effective series of other registrants that are competitors to the Fund track underlying indexes that do not impose the revenue requirement suggested by the Staff. For instance, the PowerShares S&P Global Water Index Portfolio tracks an underlying index which imposes no minimum revenue requirement and includes securities of companies that either have a “primary business” of water or that are “multi-industry with significant water exposure.” The PowerShares Global Water Portfolio tracks an underlying index which only requires that issuers are “involved in the creation of products that conserve and purify water for homes, businesses, and industries” to be included in the index.  The First Trust Water ETF tracks an underlying index which only requires issuers of a security to derive a “substantial portion of their revenues from the potable and wastewater industry” to be included in the index.  Asking the Fund to adhere to the 50% revenue requirement would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that other registered investment companies operate using a revenue requirement for water-related activities that is more flexible or permissive than the one being proposed by the Staff here.

Lastly, the Trust refers the Staff to the Correspondence filing made by the Trust on January 24, 2017 in order to respond to the Staff’s comments on PEA No. 248, which was filed in order to register the Fund as a new series of the Trust. At that time, the Staff expressly commented to the Trust that it had not taken the position that a Water Company had to derive at least 50% of its revenues from water-related activities. The Trust feels it is not reasonable to subsequently require the Fund to adopt such an interpretation now.

Although the Trust disagrees with the Staff’s position, it will modify the definition of “Water Company” to require that a company either derive 50% of its revenues from water-related activities, or that it derive at least 40% of its revenues from water-related activities while meeting the additional criteria set forth in the revised disclosure below.

The Trust will delete the first paragraph under “Principal Investment Strategies” on page 1 of the Prospectus and replace it with the following disclosure:

“The Fund is an exchange-traded fund (“ETF”) and employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index. The Underlying Index is a proprietary rules-based, modified market capitalization weighted, float adjusted index designed to track the overall performance of equity securities of global Water Companies listed on developed country exchanges. A list of developed market exchanges is below. The Underlying Index is comprised of companies operating in one of two primary water-related industries: water infrastructure or water equipment and/or services (the “Water Industries”). Water infrastructure companies are those whose principal business is providing public water distribution or supporting/enhancing water distribution infrastructure via engineering, construction and/or consulting. Water infrastructure is comprised of two sub-industries: utilities and engineering & construction. Water equipment and/or services companies are those whose principal business is producing water equipment, such as pipes, valves, pumps and water efficiency products, or providing water services, such as filtration, treatment, and testing of water.  Water equipment and/or services companies often provide technologies or products that manage or facilitate the management of water distribution and usage, including the fields of water efficiency, water treatment, and irrigation. Water equipment and/or services is comprised of two sub-industries: pipes, pumps & valves and filtration, treatment & testing (together with utilities and engineering & construction, the “Water Sub-Industries”).

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., Water Companies).  A Water Company is a company that (i) derives at least 50% of revenues from the Water Industries; or (ii) derives at least 40% of its revenues from the Water Industries, is ranked in the top five companies by total revenue derived from any one of the Water Sub-Industries, and whose principal source of revenue comes from the Water Industries.”

5.
On page 2, under “Principal Investment Strategies”, the Prospectus states “eligible constituents must have a minimum Environmental, Social and Governance (“ESG”) score as determined by the index committee that governs the Underlying Index (the “Tortoise Index Committee”). ESG scores are provided by Sustainalytics, with which the adviser has a contractual relationship.” Please describe the criteria used to determine the ESG score and whether the Tortoise Index Committee has discretion to add or remove constituents, or potential constituents, who do not meet the minimum ESG score.

The Trust responds supplementally that Sustainalytics provides ESG scores for potential constituents based on the following factors:

•
Environmental: Companies are scored relative to their industry peers on criteria including their commitments to controlling emissions, reducing waste, maintaining internal environmental control bodies, pursuing external environmental certifications, and offering sustainable products and services.

•
Social: Companies are scored relative to their industry peers on criteria including antidiscrimination policies, workplace condition policies, and monitoring supplier companies for compliance to social standards.

•	Governance: Companies are scored relative to their industry peers on criteria including policies on bribery, board of directors independence, and policies regarding political involvement.

These are combined into an overall ESG score that must meet the minimum thresholds specified in the New Underlying Index Methodology for a prospective constituent to be included in the index.

The Trust further responds that the Adviser created the New Underlying Index and determined the minimum ESG score required for inclusion in the New Underlying Index. The Adviser does not have discretion to determine which securities that do not meet the minimum ESG score are eligible for inclusion in the New Underlying Index, that is objectively determined by the rules set forth in the methodology for the New Underlying Index.  The New Underlying Index methodology provides that “any existing constituent that drops below our existing threshold for three consecutive quarters will be removed from the index. Any name that drops more than 8 points below our existing threshold will be removed at the next rebalance.”

6.
On page 2, under “Principal Investment Strategies”, the Prospectus states “The Underlying Index methodology permits, under certain circumstances, inclusion of certain securities that do not meet the minimum liquidity or ESG scores or exclusion of certain securities that would otherwise meet all of the Underlying Index rules for inclusion. Please describe the circumstances in which the underlying index methodology would permit the inclusion of certain securities that do not meet the minimum liquidity or ESG scores or exclusion of certain securities that would otherwise meet all of the Underlying Index rules for inclusion.

The Trust responds supplementally by referring to the response to comment 5 for the circumstances under which a security that does not meet the minimum ESG score required for initial inclusion could be included in the New Underlying Index. With respect to liquidity, the New Underlying Index methodology provides that “current index components will be dropped from the index if they fail to meet a minimum of 0.10 liquidity turnover for two consecutive quarters.  Any constituent that does not meet at least a 0.05 liquidity turnover will be dropped from the index without the two quarter requirement.”

The Trust will also delete the third paragraph under “Principal Investment Strategies” on Page 2 of the Prospectus in its entirety and replace it with the following:

“The Underlying Index methodology provides that any existing constituent that drops below the existing ESG score threshold for inclusion for three consecutive quarters will be removed from the index and any constituent that drops more than 8 points below the existing threshold will be removed at the next rebalance. Additionally, the Underlying Index methodology provides that current constituents will be dropped from the Underlying Index if they fail to meet a minimum of 0.10 liquidity turnover for two consecutive quarters.  Any constituent that does not meet at least a 0.05 liquidity turnover will be dropped from the Underlying Index at the next rebalance.”

7.
On page 3, under “Principal Investment Strategies”, the Prospectus states “under various circumstances, it may not be possible or practicable to purchase all of the securities in the Underlying Index in those weightings.” Please provide descriptions of the “various circumstances” under which it may not be possible or practicable to purchase all of the securities in the Underlying Index in proportion to their weightings in the Underlying Index.

The Trust responds supplementally that the Fund could be unable to purchase a security in the Underlying Index, for example, if trading in the security is halted or if the Fund were to grow to such a size that it encountered ownership restrictions with respect to a particular security.

8.	Within the Principal Risks section, please confirm whether “RIC Compliance Risk” is a principal risk to the Fund.

The Trust responds by removing the “RIC Compliance Risk” from the Item 4 and Item 9 disclosure.

9.
Page 3 of the Prospectus, under “Principal Investment Strategies” states “The Fund may invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives related to the Underlying Index and its components, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in the Underlying Index but which the Adviser believes will help the Fund track the Underlying Index.” To the extent the Fund anticipates using any particular type of derivative please provide additional risk disclosure related to that type of derivative.

The Trust responds by deleting all references to purchases of derivative instruments from the Fund’s principal investment strategies and principal risks. The Fund does not intend to invest in any derivative instruments as a principal investment strategy.

10.
Page 6 of the Prospectus, under “Principal Risks” includes a “Non-Diversification Risk” factor. Given the New Underlying Index limits on individual securities comprising more than 7.5% of the Underlying Index, will the Fund actually be operating as a non-diversified fund? Please advise or revise.

The Trust responds supplementally that, although the New Underlying Index Methodology caps position weightings for individual securities, the Fund intends to operate as a non-diversified fund under the definition set forth in Section 5(b) of the 1940 Act.

11.	Please confirm the disclosure under “Index Provider/Trademark License/Disclaimer” on page 9 of the Prospectus is not part of the summary section and consider moving to follow the Item 9 disclosure.

The Trust responds by confirming that the “Index Provider/Trademark License/Disclaimer” section is not part of the summary section of the Prospectus, and is not included in the Fund’s summary prospectus. The Trust declines to move this disclosure.

12.
The “General Market Risk” on page 11 of the Prospectus includes disclosure related to investments in debt securities. Please confirm whether the Fund will invest in debt securities as part of its principal investment strategies.

The Trust responds by confirming that the Fund will not invest in debt securities as a principal investment strategy. Accordingly, the Trust will revise the risk disclosure as follows:

General Market Risk.  The Fund is subject to all of the business risks and uncertainties associated with any business, including the risk that it will not achieve its investment objective and that the value of an investment in its securities could decline substantially and cause you to lose some or all of your investment.  U.S. and international markets have, and may continue to, experience volatility, which may increase risks associated with an investment in the Fund.  Changes in the value of the Fund’s portfolio securities may be rapid or unpredictable and cause the NAV of the Fund and its investment return to fluctuate.  These fluctuations may cause a security to be worth less than the price originally paid for it, or less than it was worth at an earlier time.  Market risk may affect a single issuer, industry, sector of the economy or the market as a whole.  The market value of securities in which the Fund invests is based upon the market’s perception of value and is not necessarily an objective measure of the securities’ value.  In some cases, for example, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial condition or prospects of the issuers.  ~~Similarly, the debt markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default, and valuation difficulties.~~

13.
Page 17 of the Prospectus, under “Investment Adviser” includes disclosure that the Adviser “provides research-driven, investible indices, exchange-traded products and thought leadership in the universe of essential assets and income.” Please provide a plain English definition of “essential assets and income.”

The Trust responds by revising the disclosure as follows:

“The Adviser provides research-driven, investible indices, exchange-traded products and thought leadership in the universe of essential assets and income. Essential assets are those that are indispensable and necessary to the functioning of our economy and our society as a whole, such as education, healthcare, infrastructure and energy.

14.
Page 17 of the Prospectus, under “Investment Adviser” includes disclosure that the Adviser “uses active research to create quality indices to use as the basis for its passive products.” Please explain how this is not inconsistent with the Adviser serving as the investment adviser to a passive fund.

The Trust responds supplementally that the Adviser has no discretion over the securities included in the Underlying Index, those are determined entirely by the rules of the Underlying Index methodology. The Fund operates as a passive ETF, consistent with the exemptive relief obtained by the Adviser. In addition to serving as the investment adviser to the Fund, the Adviser uses active research as a basis for creating the indices that could be used by the underlying index for passive products. The purpose of the statement is to say that the advisor puts more thought into creating an index for a passive product than just lumping together companies in a universe.  They perform a level of company diligence similar to more active approaches, then write rules based index methodologies that approach index creation based off our research.

Statement of Additional Information (“SAI”)

15.	Please include the Registrant’s name on the first page of the Fund’s SAI under “The Trust and the Fund.”

The Trust responds that the cover page of the SAI, consistent with Item 14(a)(1) of Form N-1A includes the following disclosure:

“This Statement of Additional Information (“SAI”) provides general information about the Tortoise Global Water ESG Fund, (the “Fund”), a series of Managed Portfolio Series (the “Trust”).”

Accordingly, the Trust declines to revise the disclosure on page 1 of the SAI.

16.	Please consider adding disclosure under “Debt Securities” on page 11 of the SAI stating that investments in junk bonds are speculative in nature.

The Trust responds by revising the disclosure under “Debt Securities” on page 11 of the SAI as follows:

The Fund may invest in a wide range of debt securities, which may include investment grade debt securities and below investment grade debt securities (commonly known as “junk bonds” or “high yield bonds”).  Investment grade corporate bonds are those rated BBB- or better by Standard & Poor’s Rating Service, Inc.  (“S&P”) or Baa3 or better by Moody’s Investors Service, Inc. (“Moody’s”) each of which are considered a nationally recognized statistical rating organization (“NRSRO”).  To the extent that the Fund invests in below investment grade debt securities, such securities will be rated, at the time of investment, at least B- by S&P or B3 by Moody’s or a comparable rating by at least one other rating agency or, if unrated, determined by the Adviser to be of comparable quality.  The Fund may hold a debt security rated below investment grade if a downgrade occurs after the security has been purchased.  Investments in junk bonds are speculative in nature. See Appendix A for a description of corporate bond ratings.

17.
Within the Purchase and Issuance of Shares in Creation Units section on page 45 of the SAI, please explain why it is necessary for the Fund to have a Cut-Off Time for custom orders   of Creation Unites that is earlier than the time the Fund calculates its NAV.

The Trust responds supplementally that the Cut-Off time for custom orders is set at the 3 p.m. EST as a function of the exemptive relief the Adviser relies on to manage the Fund. The application for exemptive relief states “[I]n the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants.”

Part C

18.	Within the Fund’s Part C, please confirm which officer is signing as the Principal Accounting Officer.

The Trust confirms that Brian Wiedmeyer signs as the Treasurer, Principal Financial Officer and Principal Accounting Officer of the Trust.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.